Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Federated Department Stores, Inc.:

We consent to the use of our reports dated March 25, 2005, with respect to the consolidated balance sheets of Federated Department Stores, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended January 29, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of January 29, 2005, and the effectiveness of internal control over financial reporting as of January 29, 2005, incorporated in this registration statement on Form S-4 by reference, and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus, which is part of this regisration statement.

/s/ KPMG LLP

Cincinnati, Ohio
March 25, 2005